Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

December 3, 2009

Re:       Shire plc
Form 10-Q for the Period Ended September 30, 2009
Filed November 6, 2009
File No. 0-29630

Dear Mr Rosenberg,

The following is in response to your comment letter addressed to Mr. Angus Russell, Chief Executive Officer of Shire plc (the “Company”) dated November 20, 2009 with respect to the Company’s quarterly report on Form 10-Q for the period ended September 30, 2009.

We have repeated your numbered comment and provided a response to the comment below.

Form 10-Q September 30, 2009

1.
Disclose in MD&A the reasons why receivables appear to have increased at a rate faster than sales increased in the quarter ended September 30, 2009.  Include, as applicable, the nature, extent and timing of changes in credit terms, collection efforts, credit utilization or delinquency.

Response:

We note the Staff’s comment and acknowledge that receivables at September 30, 2009 ($539 million) compared to June 30, 2009 ($425 million) have increased by 27%, whereas total revenues increased by only 6% in Q3 2009 ($667 million) compared to Q2 2009 ($630 million).

At September 30, 2009, receivables represented 52 days’ sales, compared to 49 days’ sales at June 30, 2009 – a 6% increase.  These days’ sales measures were determined on a monthly countback basis, and calculated using gross revenues, (i.e., revenues before discounts, rebates and other deductions), adjusted for deferred revenues to be consistent with reported accounts receivable. The number of days’ sales outstanding at September 30, 2009 is comparable to previously reported periods - September 30, 2008 (50 days) and September 30, 2007 (54 days).

The Company’s revenues in any given quarter are affected by wholesaler and customer ordering patterns for the Company’s products and, as a result, receivables can vary considerably from period to period.  In the last two months of Q3 2009 gross revenues were 16%, or $86 million, higher than the last two months of Q2 2009.  Conversely gross revenues for the first month of Q3 2009 were 11%, or $32 million, lower than the first month of Q2 2009.

The Company respectfully informs the Staff that it is this revenue profile, coupled with the timing of cash receipts from customers during September and October, that led to the Q3 2009 quarter end receivables increasing at a rate faster than quarter on quarter revenues. There have been no material changes in credit terms, collection efforts, credit utilization or delinquency during the 2009 financial year.

In future periods, if there is a significant change in the number of days’ sales outstanding and/or the terms and quality of the Company’s receivables, the Company will disclose the change, and the underlying reason for such change, in filings for those periods.

* * *

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Graham Hetherington

Graham Hetherington
Chief Financial Officer

cc: Angus Russell, Chief Executive Officer